Exhibit 99.1

NEWS RELEASE

Trading Symbol:	TSX: SVM
NYSE American: SVM

SILVERCORP REPORTS TUNNELING-EXPOSED HIGH GRADE MINERALIZATION ZONES FROM ITS 2017-2018 EXPLORATION PROGRAMS AT THE SGX MINE, YING MINING DISTRICT, CHINA

VANCOUVER, British Columbia – June 8, 2018 – Silvercorp Metals Inc. ("Silvercorp” or the “Company”) (TSX:SVM; NYSE American: SVM) is pleased to report results of its exploration programs from July 1, 2017 to March 31, 2018 at the SGX mine, Ying Mining District, Henan Province, China.

The exploration program at the SGX mine consists of underground drilling and tunneling. During the nine month period, the Company completed 15,592 meters (“m”) underground diamond drilling with 7 underground rigs and 15,259m exploration tunneling between elevation Levels 120m and 680m. Results of underground drilling continuously extended the major mineralized vein structures along strike and downdip and exploration tunneling exposed high grade mineralization zones within major production vein structures.

Highlights of selected mineralization zones exposed in exploration drift tunnels:

  Drift Tunnel XPD-S7_2-210-3NMY exposed mineralization of 145m long and 0.75m wide (true width) grading 420 gram per tonne (“g/t”) silver (“Ag”), 14.72% lead (“Pb”) and 0.44% zinc (“Zn”) within vein structure S7_2 on the 210m level;

  Drift Tunnel XPD-S19-300-11ASYM exposed mineralization of 150m long and 0.80m wide (true width) grading 426g/t Ag, 9.32% Pb and 4.76% Zn within vein structure S19 on the 300m level;

  Drift Tunnel CM102-S32-520-65SYM exposed mineralization of 95m long and 0.92m wide (true width) grading 595g/t Ag, 16.17% Pb and 7.39% Zn within vein structure S32 on the 520m level; and

  Drift Tunnel PD700-S28-450-79SYM exposed mineralization of 65m long and 1.06m wide (true width) grading 532g/t Ag, 20.82% Pb and 1.51% Zn within vein structure S28 on the 450m level.

The exploration tunneling, comprising drifting, crosscutting and raising, was driven along and across major mineralized vein structures to upgrade drill defined mineral resources and test for new parallel and splay structures.

The tunneling program from July 1, 2017 to March 31, 2018 at SGX is briefly summarized in the following table:

Major Target Veins	Target Levels (m)	Total Tunneling (m)	Channel Samples Collected	Drift Tunneling Included (m)	Total Mineralization* Exposed by Drift Tunneling
					Length (m)	Average True Width (m)	Ag (g/t)	Pb (%)	Zn (%)
S2, S7, S7-2, S8, S14W, S16W, S18, S19, S21, S28, S32 , S33	140-680	15,259	4,202	8,322	2,305	0.73	326	7.5	3.39
*Mineralization is defined by silver equivalent value (AgEq) greater than or equal to 140 g/t. (Formula used for AgEq calculation: AgEq = 33.1895 * Pb% + 23.4590 * Zn% + Ag g/t)

Highlights of selected intersections of drill holes:

  Hole ZK06S8004 intersected a 1.22m interval from 110.92m to 112.14m, 1.02m true width, of vein S8W grading 261 g/t Ag, 0.51% Pb and 4.75% Zn at the 172m elevation, and an a 0.86m interval from 182.92m to 183.78m, 0.45m true width, of vein S8 grading 635g/t Ag, 1.72% Pb and 0.24% Zn at the 112m elevation; and

  Hole ZK14504 intersected a 0.85m interval from 37.52m to 38.37m, 0.72m true width, of vein S1W2 grading 77g/t Ag, 5.58% Pb and 2.68% Zn at the 154m elevation, and an 1.22m interval from 303.57m to 304.79m, 0.91m true width, of vein S2 grading 566g/t Ag, 1.47% Pb and 0.84% Zn at the minus 56m elevation.

The underground drilling program is mainly conducted from the current production levels to delineate the downdip and along-strike extensions of known mineralized vein structures in the production area and test for new veins in the previous less-explored areas.

The drilling program from July 1, 2017 to March 31, 2018 at SGX is briefly summarized in the following table:

Major Target Veins	Target Elevation (m)	Meters Drilled	Samples Collected	Holes Completed	Holes with Assay Received	Holes Intercepted Vein Structures	Holes Intercepted Mineralization**
S1, S2, S4, S6, S7, S7-1, S8, S14, S16W, S18 , S19, S22, S30,S32	(-170) - 570	15,592	1052	57	64 *	64	32
*Including 12 holes completed in the first half of 2017; 5 holes drilled in the first quarter of 2018 with assay pending.
** Mineralized intersection in drill holes is defined by silver equivalent value (AgEq) greater than or equal to 80 g/t.

Tables 1 and 2 below list the assay results of some selected mineralized intersections in drill holes and mineralized zones exposed in drift tunnels in the exploration programs from July 1, 2017 to March 31, 2018.

Table 1: Selected drilling results from the drilling program at the SGX mine
Hole ID	From (m)	To (m)	Elevation (m)	Interval (m)	True Width (m)	Ag (g/t)	Pb (%)	Zn (%)	Vein	Remarks
ZK11S18001	326.24	326.47	124	0.23	0.15	181	0.98	0.18	S30	Test*
ZK18AS2004	282.78	283.09	132	0.31	0.21	163	0.17	0.29	S6	Stepout***
ZK06S19006	335.75	336.76	-41	1.01	0.95	84	2.54	0.21	S19	Test
ZK16502	30.15	33.48	164	3.33	2.53	108	3.63	3.65	S1W2	Infill**
ZK06S7002	72.17	72.75	226	0.58	0.46	125	0.44	0.38	S7	Stepout
	100.04	102.95	211	2.91	2.37	175	1.24	0.17	S7E2	Infill
ZK14504	37.52	38.37	154	0.85	0.72	77	5.58	2.68	S1W2	Stepout
	303.57	304.79	-56	1.22	0.91	566	1.47	0.84	S2	Stepout
ZK18AS2W202	138.05	138.77	185	0.72	0.49	17	3.84	0.17	S1	Test
	170.34	171.30	157	0.96	0.65	47	0.10	0.11	S2W2	Test
ZK6AS7001	77.38	79.79	217	2.41	1.86	143	1.30	0.50	S7	Stepout
ZK06S7004	200.27	200.88	90	0.61	0.22	22	1.24	1.80	S7E2branch	Test
ZK16504	237.57	237.89	-5	0.32	0.20	61	1.37	0.13	S2W	Test
	294.11	295.45	-49	1.34	0.92	233	0.78	0.55	S2	Stepout
ZK4AS8001	58.18	58.51	228	0.33	0.31	187	2.05	7.47	S8W_branch	Test
									New vein to be named
	112.32	112.77	195	0.45	0.44	20	1.52	2.09		Test

ZK17S19001	235.82	237.18	194	1.36	1.00	66	1.66	0.62	S19	Stepout
ZK17AS19003	196.59	197.61	337	1.02	0.41	143	0.41	0.34	S19	Stepout
ZK12A001	45.85	46.71	169	0.86	0.20	386	11.05	3.04	S0	Test
ZK08S7002	36.41	38.04	230	1.63	0.76	33	1.78	2.85	S22	Stepout
ZK04S8002	114.38	114.74	186	0.36	0.35	143	0.49	13.70	S8W	Stepout
									New vein to be named
	134.90	135.73	172	0.83	0.60	41	1.75	0.23		Test

	142.97	143.87	167	0.90	0.65	38	1.43	0.87	S8	Test
	230.71	230.99	106	0.28	0.30	36	7.33	0.36	S8E	Test
ZK16A001	17.67	18.16	178	0.49	0.35	406	0.10	0.23	S1W3	Test
ZK51S16W006	90.36	90.65	183	0.29	0.15	233	0.31	0.29	S7	Test
ZK17S19003	324.95	325.57	78	0.62	0.40	14	2.57	1.10	S19	Stepout
ZK04S8004	188.05	189.72	98	1.67	0.78	128	2.24	0.19	S8	Test
	210.62	210.98	77	0.36	0.17	57	2.55	0.12	S8branch	Test
ZK06S8004	110.92	112.14	172	1.22	1.02	261	0.51	4.75	S8W	Stepout
	182.92	183.78	112	0.86	0.45	635	1.72	0.24	S8	Test
ZK2AS19002	154.92	155.23	177	0.31	0.20	63	3.30	0.21	S7_3	Test
ZK16AS18E002	68.27	68.54	238	0.27	0.25	612	0.12	6.80	S18W	Test
ZK07S30004	200.70	201.20	452	0.50	0.35	469	0.03	0.07	S18	Test
ZK02S19001	120.32	122.36	215	2.04	1.54	81	1.19	1.16	S7-3	Test
ZK5AS18005	209.60	209.84	431	0.24	0.14	246	0.29	0.75	S18	Stepout
ZK15AS8E001	204.46	204.83	214	0.37	0.30	34	2.03	0.05	S8	Test
ZK02S19003	59.75	61.84	220	2.09	0.71	100	4.81	0.14	S7-2	Test
ZK2BS8E001	67.86	70.62	240	2.76	0.99	118	11.01	0.47	S16W	Test
ZK08S18E002	4.63	4.91	452	0.28	0.29	207	0.11	0.19	S14E1	Infill
									New vein to be named
	211.06	211.58		0.52	0.51	115	0.19	0.39		Test
			392

*Test: intersections in open areas without known mineralization for new resource delineation;
**Infill: intersections within known resource blocks for resource upgrade;
***Stepout: intersections adjacent to existing resource blocks for resource expansion;

Table 2: Selected mineralized zones exposed by drift tunneling at the SGX mine
Tunnel ID	Target Vein	Level (m)	Length (m)	True Width (m)	Ag (g/t)	Pb (%)	Zn (%)
CM105-S2-260-12SYM	S2	260	35	0.48	316	7.66	1.59
CM105-S2-180-12ANYM_CZ	S2	180	93	0.98	184	5.00	0.62
CM105-S2SJ-S2-140-12ANYM	S2	140	55	0.86	808	12.57	1.34
CM101-S7-210-4NYM	S7	210	30	1.42	331	4.56	1.12
YPD01-S7-2-550-24NYM	S7-2	550	55	0.71	95	0.64	0.68
XPD-S7_2-210-3NYM	S7_2	210	145	0.72	420	14.72	0.44
CM101-S7_2-210-2ANYM	S7_2	210	30	0.76	345	9.36	0.96
CM101-S7_2-210-2ASYM	S7_2	210	30	0.70	344	12.40	0.09
PD700-S7_3-400-15SYM	S7_2branch3	400	30	0.48	115	5.67	3.12
PD700-S7_3-450-17ANYM	S7_3	450	60	0.73	299	0.91	3.58
PD700-S7_3-400-15NYM	S7_3	400	50	0.46	111	1.70	3.00
CM101-S7-210-4NYM	S7E2	210	45	1.17	155	3.25	0.99
CM105-S7W-300-12SYM	S7W1	300	38	0.44	271	8.11	0.43
CM105-S8-260-8ASYM	S8	260	40	0.81	156	1.68	1.97
PD16-S14-160-4ANYM	S14	160	60	0.57	294	5.34	0.69
PD16-S14W-160-8NYM	S14W	160	35	0.55	568	10.33	4.74
PD16-S14W-160-NYM	S14W	160	40	0.37	730	22.17	6.90
PD16-S14E1-450-8NSYM	S14E1	450	30	0.22	354	0.78	1.44
CM105-S16W-260-64NYM	S16W	260	35	1.23	10	2.98	4.11
CM105-S16E-350-12SYM	S16E	350	45	0.52	125	4.26	0.32
CM101-S18-490-0NYM	S18	490	30	0.40	201	0.74	1.46
CM101-S18E-450-6ANYM	S18E	450	35	0.72	142	0.22	0.30
CM101-S19-350-7ASNYM	S19	350	35	0.90	374	9.52	2.97
XPD-S19-300-11ASYM	S19	300	150	0.80	426	9.32	4.76
XPD-S19-260-17NSYM	S19	260	90	1.48	275	3.16	3.42
XPD-S21-355-26NYM	S21	355	50	0.65	219	3.10	2.79
XPD-S21branch2-355-24ASYM	S21	355	35	0.52	278	6.40	5.99
YPD01-S21W-585-16ANYM	S21W	585	50	0.49	441	5.90	10.11
CM101-S22-300-6NYM	S22	300	55	0.64	351	13.82	0.32
PD700-S28-450-79SYM	S28	450	65	1.06	532	20.82	1.51
CM101-S28-400-3ASYM	S28	400	40	0.69	197	7.63	3.21
CM105-S2W2-260-10SYM	S29	260	45	0.65	132	3.78	2.60
PD16-S31-160-8NYM	S31	160	40	0.39	442	5.03	0.96
CM102-S32-570-59SYM	S32	570	65	0.92	454	5.95	6.26
CM102-S32-520-65SYM	S32	520	95	0.92	595	16.17	7.39
CM102-S32-480-67SYM	S32	480	140	0.82	106	5.25	8.97
PD16-S33-300-6NYM	S33	300	30	0.33	226	2.71	7.19

Quality Control

Drill cores are NQ size. Drill core samples, limited by apparent mineralization contact or shear/alteration contact, were split into halves by saw cutting. The half cores are stored in the Company's core shacks for future reference and checking, and the other half core samples are shipped in security sealed bags to the Chengde Huakan 514 Geology and Minerals Test and Research Institute in Chengde, Hebei Province, China, 226 km northeast of Beijing, and the Zhengzhou Nonferrous Exploration Institute Lab in Zhengzhou, Henan Province, China. Both labs are ISO9000 certified analytical labs. For analysis the sample is dried and crushed to minus 1mm and then split to a 200-300g subsample which is further pulverized to minus 200 mesh. Two subsamples are prepared from the pulverized sample. One is digested with aqua regia for gold analysis with AAS, and the other is digested with two-acids for analysis of silver, lead, zinc and copper with AAS.

Channel samples are collected along sample lines perpendicular to the mineralized vein structure in exploration tunnels. Spacing between sampling lines is typically 5m along strike. Both the mineralized vein and the altered wall rocks are cut with continuous chisel chipping. Sample length ranges from 0.2m to more than 1m, depending on the width of the mineralized vein and the mineralization type. Channel samples are prepared and assayed with AAS at Silvercorp’s mine laboratory (Ying Lab) located at the mill complex in Luoning County, Henan Province, China. The Ying lab is officially accredited by the Quality and Technology Monitoring Bureau of Henan Province and is qualified to provide analytical service. The channel samples are dried, crushed and pulverized. A 200g sample of minus 160 mesh is prepared for assay. A duplicate sample of minus 1mm is made and kept at the laboratory archives. Gold is analysed by fire assay with AAS finish, and silver, lead, zinc and copper are assayed by two-acid digestion with AAS finish.

A routine quality assurance/quality control (QA/QC) procedure is adopted to monitor the analytical quality at each lab. Certified reference materials (CRMs), pulp duplicates and blanks are inserted into each lab batch of samples. QA/QC data at the lab are attached to the assay certificates for each batch of samples.

The Company maintains its own comprehensive QA/QC program to ensure best practices in sample preparation and analysis of the exploration samples. Project geologists regularly insert CRM, field duplicates and blanks to each batch of 30 core samples to monitor the sample preparation and analysis procedures at the labs. The analytical quality of the labs is further evaluated with external checks by sending about 3-5% of the pulp samples to higher level labs to check for lab bias.

Data from both the Company's and the labs' QA/QC programs are reviewed on a timely basis by project geologists.

Ruijin Jiang, P. Geo, reviewed the exploration data and prepared the scientific and technical information regarding exploration results contained herein. Mr. Guoliang Ma, P.Geo., Manager of Exploration and Resource of the Company, is the Qualified Person for Silvercorp under NI 43-101 and has reviewed and given consent to the technical information contained in this news release.

About Silvercorp

Silvercorp is a low-cost silver-producing Canadian mining company with multiple mines in China. The Company’s vision is to deliver shareholder value by focusing on the acquisition of under developed projects with resource potential and the ability to grow organically. For more information, please visit our website at www.silvercorp.ca.

For further information

Lorne Waldman
Senior Vice President
Silvercorp Metals Inc.

Phone: (604) 669-9397
Toll Free: 1(888) 224-1881
Email: investor@silvercorp.ca
Website: www.silvercorpmetals.com

CAUTIONARY DISCLAIMER - FORWARD LOOKING STATEMENTS

Certain of the statements and information in this press release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information. Forward-looking statements or information relate to, among other things: the price of silver and other metals; the accuracy of mineral resource and mineral reserve estimates at the Company’s material properties; the sufficiency of the Company’s capital to finance the Company’s operations; estimates of the Company’s revenues and capital expenditures; estimated production from the Company’s mines in the Ying Mining District; timing of receipt of permits and regulatory approvals; availability of funds from production to finance the Company’s operations; and access to and availability of funding for future construction, use of proceeds from any financing and development of the Company’s properties.

Forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks relating to: fluctuating commodity prices; calculation of resources, reserves and mineralization and precious and base metal recovery; interpretations and assumptions of mineral resource and mineral reserve estimates; exploration and development programs;

feasibility and engineering reports; permits and licenses; title to properties; property interests; joint venture partners; acquisition of commercially mineable mineral rights; financing; recent market events and conditions; economic factors affecting the Company; timing, estimated amount, capital and operating expenditures and economic returns of future production; integration of future acquisitions into the Company’s existing operations; competition; operations and political conditions; regulatory environment in China and Canada; environmental risks; foreign exchange rate fluctuations; insurance; risks and hazards of mining operations; key personnel; conflicts of interest; dependence on management; internal control over financial reporting as per the requirements of the Sarbanes-Oxley Act; and bringing actions and enforcing judgments under U.S. securities laws.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in the Company’s Annual Information Form for the year ended March 31, 2017 under the heading “Risk Factors”. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information.

The Company’s forward-looking statements and information are based on the assumptions, beliefs, expectations and opinions of management as of the date of this press release, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements and information if circumstances or management’s assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements or information. For the reasons set forth above, investors should not place undue reliance on forward-looking statements and information.